Simpson Thacher & Bartlett LLP

900 G STREET NW, SUITE 900 WASHINGTON, D.C. 20001 TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502

April 9, 2026

VIA EDGAR

Re:	HPS Net Lease Income REIT

Amendment No. 1 to Registration Statement on Form 10-12G/A

Filed March 19, 2026

File No. 000-56823

Mr. Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of HPS Net Lease Income REIT (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form 10-12G/A (as amended, the “Registration Statement”). The Company has prepared Amendment No. 2 to respond to the Staff’s comment in its letter dated March 26, 2026, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Amended Registration Statement on Form 10

Advisory Agreement, page 24

1.

We note your revisions in response to prior comment 1; however, you continue to state that the description of the Advisory Agreement set forth below is qualified in its entirety by reference to the Advisory Agreement. Please remove any implication that you have not disclosed all material provisions of your agreements as previously requested. Also, revise the disclosure regarding your other material agreements to remove similar qualification language.

The Company has revised the disclosure on Page 24 of Amendment No. 2 to revise the disclaimer and confirms that it has disclosed all material terms of the Advisory Agreement. The Company has similarly revised the disclosure on Pages 32 and 33 of Amendment No. 2 to revise the disclaimer and confirms it has disclosed all material terms of the Administration Agreement and the Operating Partnership Agreement.

BEIJING BOSTON BRUSSELS HONG KONG HOUSTON LONDON LOS ANGELES LUXEMBOURG PALO ALTO  SAN FRANCISCO SÃO PAULO TOKYO WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-2-	April 9, 2026

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Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

Cc:	U.S. Securities and Exchange Commission

Babette Cooper

Mark Rakip

Pam Howell

HPS Net Lease Income REIT

James G. Koman, Chief Executive Officer

David Leavitt, President

Robert Busch, Chief Financial Officer

Diana Huffman, Secretary